QuickLinks -- Click here to rapidly navigate through this document

Exhibit (e)(1)

Excerpts from CF Industries Holdings, Inc.'s Definitive Proxy Statement on
Schedule 14A, relating to the 2009 Annual Meeting of Stockholders, filed with the
Securities and Exchange Commission on March 16, 2009

Common Stock Ownership of Directors and Management

The following table sets forth information, as of March 11, 2009, concerning the beneficial ownership of our common stock by:

•
each director and each of the executive officers named in the summary compensation table of this proxy statement, and

•
all directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly(2)	Shares of Common Stock that can be Acquired within 60 Days(3)	Total Shares of Common Stock	Percent of Class
Robert C. Arzbaecher	14,865	—	14,865	*
Wallace W. Creek	12,865	—	12,865	*
William Davisson	8,954	—	8,954	*
Stephen A. Furbacher	1,593	—	1,593	*
David R. Harvey	10,165	—	10,165	*
John D. Johnson	9,626	—	9,626	*
Edward A. Schmitt	19,865	—	19,865	*
Stephen R. Wilson	118,570	1,027,433	1,146,003	2.4%
Anthony J. Nocchiero	16,700	9,334	26,034	*
David J. Pruett(4)	19,010	101,267	120,277	*
Douglas C. Barnard(5)	14,090	15,733	29,823	*
Philipp P. Koch	7,040	30,167	37,207	*
Monty R. Summa(6)	—	7,484	7,484	*
All directors and executive officers as a group (17 persons)	270,223	1,198,686	1,468,909	3.0%

*
Less than 1%

(1)
Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed, either individually or jointly or in common with the individual's spouse, subject to community property laws where applicable.

(2)
The shares indicated for each of Messrs. Arzbaecher, Creek, Davisson, Furbacher, Harvey, Johnson, and Schmitt include 474 shares of restricted stock granted under our 2005 Equity and Incentive Plan that have not yet vested. The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, and Koch include, respectively, 73,470, 7,300, 9,010, 10,090, and 7,040 shares of restricted stock granted under our 2005 Equity and Incentive Plan that have not yet vested. These shares of restricted stock can be voted during the vesting period.

(3)
The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, Koch, and Summa represent shares underlying stock options granted under our 2005 Equity and Incentive Plan that have already vested or that will vest within 60 days. The shares underlying these stock options cannot be voted.

(4)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(5)
Mr. Barnard also holds 2,499 additional "phantom" shares as a deemed investment under our Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan). These phantom shares cannot be voted.

(6)
Mr. Summa served as our Vice President, Sales through December 31, 2008.

 EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation we provided with respect to the years ended December 31, 2006, 2007, and 2008 for (i) our principal executive officer, (ii) our principal financial officer, (iii) our three other most highly compensated executive officers (as determined on the basis of their total compensation for 2008 other than changes in pension value and nonqualified deferred compensation earnings), and (iv) our former vice president, sales (who retired December 31, 2008). We refer to these six individuals in this proxy statement as our named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-equity Incentive Plan Compen- sation(1)(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)(5) ($)	All Other Compen- sation(6) ($)	Total ($)
Stephen R. Wilson	2008	900,000	652,985	2,781,847	1,800,000	701,270	110,618	6,946,720
President and Chief	2007	780,000	381,033	3,290,078	1,404,000	829,601	77,774	6,762,486
Executive Officer	2006	750,000	109,432	2,983,812	1,093,500	611,133	75,343	5,623,220
Anthony J. Nocchiero(7)	2008	375,000	109,014	158,648	450,000	—	36,897	1,129,559
Senior Vice President and	2007	238,767	41,362	53,580	286,521	—	16,212	636,442
Chief Financial Officer
David J. Pruett(8)	2008	320,000	82,008	377,867	352,000	—	33,591	1,165,466
Senior Vice President,	2007	308,000	42,751	480,182	308,000	—	30,124	1,169,057
Operations	2006	280,000	11,485	436,798	226,800	—	27,103	982,186
Douglas C. Barnard	2008	335,000	96,738	387,420	402,000	—	35,384	1,256,542
Vice President, General	2007	310,000	47,641	467,870	310,000	—	30,387	1,165,898
Counsel, and Secretary	2006	285,000	12,069	419,009	207,765	—	27,739	951,582
Philipp P. Koch	2008	285,000	63,088	275,618	256,500	67,485	28,855	976,546
Vice President, Supply	2007	270,000	34,102	347,538	216,000	45,694	25,616	938,950
Chain	2006	258,000	9,149	312,921	167,184	43,570	24,116	814,940
Monty R. Summa(9)	2008	300,000	69,003	254,827	360,000	72,865	31,065	1,087,760
(Former) Vice President,	2007	279,000	34,973	299,561	279,000	44,652	27,232	964,418
Sales	2006	254,000	8,955	263,756	185,166	42,716	24,549	779,142

(1)
Amounts in these two columns represent base salary and non-equity incentive plan compensation earned in 2006, 2007, and 2008 regardless of when such amounts are paid in cash.

(2)
Amounts in these two columns represent the annual compensation expense for 2006, 2007, and 2008 computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock awards and the stock option awards that we granted to the named executive officers in 2005, 2006, 2007, and 2008 pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. Additional information with respect to the restricted stock and stock option awards for 2005, 2006, 2007, and 2008 is set forth below under the headings "Grants of Plan-based Awards" and "Outstanding Equity Awards at Fiscal Year End."

(3)
Amounts in this column represent amounts that the named executive officers earned with respect to the years ended December 31, 2006, 2007, and 2008 as the result of annual incentive awards we granted to the named executive officers pursuant to our 2005 Equity and Incentive Plan. Additional information with respect to these annual incentive awards for 2008 is set forth below under the heading "Grants of Plan-based Awards."

(4)
Amounts in this column represent the aggregate changes over 2006, 2007, and 2008 in the actuarial present value of the named executive officer's accumulated pension benefits under our Retirement Income Plan (a tax-qualified defined benefit pension plan) and our Supplemental Benefit and Deferral Plan (a nonqualified benefits restoration and deferred compensation plan). Our assumptions with respect to the determination of this value are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. For this purpose, we have also assumed retirement at age 65. Additional information with respect to our defined benefit pension plans is set forth below under the heading "Retirement Benefits." Messrs. Nocchiero, Pruett, and Barnard are ineligible for defined benefit pension benefits under these plans since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

(5)
This column does not include any above-market or preferential earnings with respect to nonqualified deferred compensation, since all earnings were determined by a third-party plan administrator and set to equal the published total return on notional capital market investments selected in advance by the named executive officers. Additional information with respect to the named executive officers' nonqualified deferred compensation earnings is set forth below under the heading "Nonqualified Deferred Compensation."

(6)
Amounts in this column represent (i) employer contributions and credits to our Thrift Savings Plan (a tax-qualified defined contribution retirement plan) and to our Supplemental Benefit and Deferral Plan, (ii) employer-paid term life insurance premiums, (iii) dividends on restricted stock, and (iv) tax gross-up payments, in each case as set forth in the following table.

Name	Year	Employer Contributions and Credits to Retirement Plans ($)	Employer- paid Life Insurance Premiums ($)	Dividends on Restricted Stock ($)	Tax Gross-up Payments ($)	Total ($)
Stephen R. Wilson	2008	81,000	1,864	27,754	—	110,618
	2007	70,840	2,318	4,616	—	77,774
	2006	66,950	2,313	2,004	4,076	75,343
Anthony J. Nocchiero	2008	33,750	707	2,440	—	36,897
	2007	15,387	549	276	—	16,212
David J. Pruett	2008	28,800	1,409	3,382	—	33,591
	2007	27,833	1,739	552	—	30,124
	2006	25,157	1,581	236	129	27,103
Douglas C. Barnard	2008	30,150	1,476	3,758	—	35,384
	2007	28,041	1,750	596	—	30,387
	2006	25,520	1,610	248	361	27,739
Philipp P. Koch	2008	25,650	537	2,668	—	28,855
	2007	24,508	635	440	33	25,616
	2006	23,145	607	188	176	24,116
Monty R. Summa	2008	27,000	1,321	2,744	—	31,065
	2007	25,216	1,576	440	—	27,232
	2006	22,824	1,434	184	107	24,549

None of the named executive officers received any perquisites or personal benefits during 2006, 2007, or 2008 with an aggregate value of $10,000 or more. Mr. Wilson receives no additional compensation for his service as a director or as the chairman of our board of directors.

(7)
Mr. Nocchiero joined us on April 27, 2007, and his compensation is reported only from such date forward.

(8)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(9)
Mr. Summa retired on December 31, 2008. When Mr. Summa retired and ceased to be an employee, he forfeited all of his outstanding restricted stock awards and that portion of his outstanding stock option awards which had not yet vested.

Grants of Plan-based Awards

The following table shows all plan-based awards that we granted for the year ended December 31, 2008 to each of the named executive officers. Additional information regarding these awards is set forth above under the heading "Summary Compensation Table."

					All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)
		Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Stephen R. Wilson	12/21/07	450,000	900,000	1,800,000
	8/11/08				8,170	27,470	125.33	2,771,269
Anthony J. Nocchiero	12/21/07	112,500	225,000	450,000
	8/11/08				2,400	8,080	125.33	814,748
David J. Pruett	12/21/07	88,000	176,000	352,000
	8/11/08				1,110	3,730	125.33	376,376
Douglas C. Barnard	12/21/07	100,500	201,000	402,000
	8/11/08				1,390	4,660	125.33	470,624
Philipp P. Koch	12/21/07	64,125	128,250	256,500
	8/11/08				740	2,490	125.33	251,129
Monty R. Summa	12/21/07	90,000	180,000	360,000
	8/11/08				920	3,110	125.33	313,126

(1)
Messrs. Wilson, Nocchiero, Pruett, Barnard, Koch, and Summa were assigned target award opportunities equal to 100%, 60%, 55%, 60%, 45%, and 60% of their respective base salaries. The terms and conditions of these awards are described above under the heading "Compensation Discussion and Analysis—Short-term Incentives." We recently determined the amounts that each of the named executive officers had earned with respect to these awards, based on our actual financial results for 2008, as set forth above under the heading "Summary Compensation Table."

(2)
The shares of restricted stock will vest on the third anniversary of the grant date, subject to earlier forfeiture or accelerated vesting. Until vested, the shares of restricted stock may not be sold, assigned, transferred, donated, pledged, or otherwise disposed of (except by will or the laws of descent and distribution). We will pay dividends on the restricted stock to the named executive officers during the vesting period. Subject to earlier forfeiture or accelerated vesting, the options will generally become exercisable in three equal annual installments following the date of grant and will expire ten years from the date of grant. The accelerated vesting provisions and the other terms and conditions of these restricted stock and stock option awards are described above under the heading "Compensation Discussion and Analysis—Long-term Incentives."

(3)
Amounts in this column represent the grant date fair value computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock and stock option awards that we granted to the named executive officers pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning the outstanding equity awards held as of December 31, 2008 by each of the named executive officers. Additional information with respect to the equity awards granted during 2008 is set forth above under the heading "Grants of Plan-based Awards."

	Option Awards(1)(3)				Stock Awards(2)(3)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen R. Wilson	908,400	—	16.00	8/10/15	—	—
	103,933	51,967	14.83	8/10/16	50,100	2,462,916
	18,100	36,200	51.95	8/10/17	15,200	747,232
	—	27,470	125.33	8/11/18	8,170	401,637
Anthony J. Nocchiero(4)	4,133	8,267	40.59	5/8/17	4,000	196,640
	1,067	2,133	51.95	8/10/17	900	44,244
	—	8,080	125.33	8/11/18	2,400	117,984
David J. Pruett(5)	86,600	—	16.00	8/10/15	—	—
	12,267	6,133	14.83	8/10/16	5,900	290,044
	2,400	4,800	51.95	8/10/17	2,000	98,320
	—	3,730	125.33	8/11/18	1,110	54,568
Douglas C. Barnard	12,800	6,400	14.83	8/10/16	6,200	304,792
	2,933	5,867	51.95	8/10/17	2,500	122,900
	—	4,660	125.33	8/11/18	1,390	68,332
Philipp P. Koch	20,800	—	16.00	8/10/15	—	—
	7,467	4,933	14.83	8/10/16	4,700	231,052
	1,900	3,800	51.95	8/10/17	1,600	78,656
	—	2,490	125.33	8/11/18	740	36,378
Monty R. Summa(6)	2,750	—	16.00	8/10/15	—	—
	4,734	4,733	14.83	8/10/16	4,600	226,136
	2,133	4,267	51.95	8/10/17	1,800	88,488
	—	3,110	125.33	8/11/18	920	45,227

(1)
The stock options were granted on the dates that are ten years prior to the option expiration dates shown in the same row of the table in each instance.

(2)
The shares of restricted stock were granted on the same dates as the stock options shown in the same row of the table in each instance.

(3)
The shares of restricted stock will vest on the third anniversary of the grant date, subject to earlier forfeiture or accelerated vesting. Until vested, the shares of restricted stock may not be sold, assigned, transferred, donated, pledged, or otherwise disposed of (except by will or the laws of descent and distribution). We will pay dividends on the restricted stock to the named executive officers during the vesting period. Subject to earlier forfeiture or accelerated vesting, the options will generally become exercisable in three equal annual installments following the date of grant and will expire ten years from the date of grant. The accelerated vesting provisions and the other terms and conditions of the restricted stock and stock option awards granted in 2008 are described above under the heading "Compensation Discussion and Analysis—Long-term Incentives."

(4)
Mr. Nocchiero joined us on April 27, 2007.

(5)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(6)
Mr. Summa retired on December 31, 2008. When Mr. Summa retired and ceased to be an employee, he forfeited all of his outstanding restricted stock awards and that portion of his outstanding stock option awards which had not yet vested.

Option Exercises and Stock Vested

The following table sets forth certain information concerning stock option exercises during the year ended December 31, 2008 by each of the named executive officers. None of the named executive officers acquired any shares upon the vesting of restricted stock during 2008.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Stephen R. Wilson	265,000	30,260,476
Anthony J. Nocchiero(1)	—	—
David J. Pruett	25,000	3,081,284
Douglas C. Barnard	89,100	9,963,759
Philipp P. Koch	29,000	3,338,110
Monty R. Summa	31,450	3,579,413

(1)
Mr. Nocchiero joined us on April 27, 2007.

Retirement Benefits

The following table sets forth certain information concerning accumulated retirement benefits as of December 31, 2008 for each of the named executive officers.

Name	Plan Name(1)	Number of Years Credited Service(2) (#)	Present Value of Accumulated Benefit(2)(3) ($)	Payments During Last Fiscal Year ($)
Stephen R. Wilson	Retirement Income Plan	17.0	432,042	—
	Supplemental Benefit and Deferral Plan	17.0	2,991,395	—
Anthony J. Nocchiero(4)
David J. Pruett(4)
Douglas C. Barnard(4)
Philipp P. Koch	Retirement Income Plan	4.5	91,123	—
	Supplemental Benefit and Deferral Plan	4.5	116,897	—
Monty R. Summa	Retirement Income Plan	4.4	85,406	—
	Supplemental Benefit and Deferral Plan	4.4	117,827	—

(1)
Our Retirement Income Plan is a tax-qualified defined benefit pension plan. Our Supplemental Benefit and Deferral Plan is a nonqualified benefits restoration and deferred compensation plan.

(2)
The combined annual pension benefit under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan assuming retirement at age 65 is equal to the product of (i) 1.75% times (ii) highest average earnings (base salary plus annual incentive earnings) over any consecutive 60 months times (iii) years of eligible service, reduced by a Social Security offset allowance; provided, however, that the combined annual pension benefit will be capped at $400,000 per year. Benefits under our Retirement Income Plan are paid on a straight line annuity basis, but married participants are paid a reduced qualified joint and survivor annuity unless they elect a straight line annuity. Benefits under our Supplemental Benefit and Deferral Plan are paid in a lump sum unless the participant has elected a form of annuity permitted under our Retirement Income Plan. A special spousal benefit is payable as either an annuity or a lump sum in the event of a participant's death while an active employee. Participants who retire early between the ages of 55 and 65 will be entitled to receive a reduced annual pension benefit as set forth in the following table. Messrs. Wilson, Koch, and Summa are 60, 57, and 56 years old, respectively. Except as discussed below under the heading "Change in Control Benefits," we have no policy for granting extra years of age or service credit.

Payments Begin at Age	Percent of Full Benefit
65	100.00%
64	93.33%
63	86.67%
62	80.00%
61	73.33%
60	66.67%
59	63.33%
58	60.00%
57	56.67%
56	53.33%
55	50.00%
(3)
Amounts in this column represent the actuarial present value of the named executive officer's accumulated pension benefits under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan. Our assumptions with respect to the determination of this value are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. For this purpose, we have also assumed retirement at age 65. Additional information with respect to the aggregate change over the past year in the actuarial present value of the named executive officer's accumulated pension benefits under these plans is set forth above under the heading "Summary Compensation Table."

(4)
Messrs. Nocchiero, Pruett, and Barnard are ineligible to participate in our Retirement Income Plan, and are therefore ineligible to receive any defined benefit pension benefits under our Supplemental Benefit and Deferral Plan, since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

Nonqualified Deferred Compensation

The following table sets forth certain information concerning nonqualified deferred compensation arrangements under our Supplemental Benefit and Deferral Plan for each of the named executive officers.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(4) ($)
Stephen R. Wilson	40,200	60,300	(425,985)	—	1,055,715
Anthony J. Nocchiero(5)	8,700	13,050	(2,774)	—	18,976
David J. Pruett	5,400	8,100	(4,935)	—	27,840
Douglas C. Barnard	6,300	9,450	(164,431)	—	156,142
Philipp P. Koch	3,300	4,950	(4,500)	—	20,948
Monty R. Summa	4,200	6,300	4,917	—	198,217

(1)
Under our Supplemental Benefit and Deferral Plan, each of the named executive officers may elect to defer (i) up to 6% of his base salary in excess of the annual compensation limit under Section 401(a)(17) of the Internal Revenue Code and (ii) up to 100% of his annual incentive payment. Amounts in this column represent the amounts we credited to the deemed accounts of the named executive officers during 2008. There is typically an administrative delay between the time when a participant defers income under the plan and the time when we subsequently credit the participant's deemed account. As a result of this delay, the amounts that we credited to the named executive officers' deemed accounts during 2008 differ slightly from the amounts that the named executive officers deferred during 2008.

(2)
We credit to the deemed account of each named executive officer an amount equal to 3% of his base salary in excess of the annual compensation limit referred to above. In addition, for each named executive officer who elects to defer any of his base salary in excess of the annual compensation limit, we match (through further such credits to his deemed account) the portion (up to 6%) of his excess base salary that he elects to defer. Amounts in this column represent the amounts we credited to the deemed accounts of the named executive officers during 2008. These credits are also reported above under the heading "Summary Compensation Table."

(3)
Under our Supplemental Benefit and Deferral Plan, each of the named executive officers makes notional investments of his deemed account balance from time to time in shares of (i) our common stock or (ii) the public mutual funds we offer to our employees as investment alternatives under our Thrift Savings Plan.

•
In order to make these notional investments, the named executive officer notifies the third-party plan administrator of his selections.

•
The plan administrator then tracks the published total return on the actual securities underlying the named executive officer's notional investments, and we credit or debit the named executive officer's deemed account balance accordingly.

  Since all such credits and debits are determined by a third-party plan administrator and set to equal the published total return on notional capital market investments selected in advance by the named executive officers, none of the amounts shown in this column are reported as above-market or preferential earnings on nonqualified deferred compensation in the table set forth above under the heading "Summary Compensation Table."

(4)
In general, deferred amounts are paid out in a lump sum upon the termination of the named executive officer's employment.

(5)
Mr. Nocchiero joined us on April 27, 2007.

Change in Control Benefits

We have entered into change in control agreements with each of the named executive officers. Under the terms of these agreements, the named executive officer is entitled to receive certain payments and benefits from us upon a qualifying termination, specifically if we terminate his employment without cause (other than by reason of his death or disability) or if he resigns because of good reason, in either case within the period of 24 months following (or in certain cases prior to) a change in control (as such terms are defined in the agreements).

Under the change in control agreements, a named executive officer will be deemed to have good reason if we:

•
fail to pay his specified annual salary or provide certain benefits;

•
assign him duties inconsistent with his current position or substantially and adversely alter his responsibilities;

•
fail to continue any compensation plan that constitutes a material portion of his compensation; or

•
change his primary employment location by more than 35 miles.

Following a qualifying termination, the change in control agreements provide for (i) a lump sum payment to the named executive officer equal to two times (or, in the case of Mr. Wilson, three times) the sum of his base salary and target annual incentive payment; (ii) welfare benefit continuation for a period of two years (or, in the case of Mr. Wilson, three years) and outplacement services for a period of up to two years; and (iii) a pro-rata annual incentive payment for the year of termination, assuming target levels of performance or, if higher, actual year-to-date performance.

In addition, if the named executive officer is otherwise eligible to participate in our Retirement Income Plan, he will receive a cash payment equal to the actuarial value of two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit under the plan and will be credited with two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit under our Supplemental Benefit and Deferral Plan. If the named executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

The named executive officer will also receive a cash payment equal to the contributions that we would have made on his behalf for a period of two years (or, in the case of Mr. Wilson, three years) under our Thrift Savings Plan and the related amounts that we would have credited to his account balance under our Supplemental Benefit and Deferral Plan. If the named executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

The named executive officer will not be obligated to seek other employment in mitigation of the payments and benefits to be provided, and no such other employment will reduce our obligation to make such payments and to provide such benefits to him under the agreements.

The change in control agreements further provide that, if any of the payments to the named executive officer become subject to the "golden parachute" excise tax imposed by Section 4999 of the Internal Revenue Code, the named executive officer will be entitled to receive an additional gross-up payment such that, after payment by him of all taxes, including any excise tax imposed upon the gross-up payment, he will receive the net after-tax benefit that he would have received had the excise tax not been imposed.

Each of the named executive officers will be required to sign a release of claims at the time of the qualifying termination as a condition to receiving any such payments or benefits from us under his change in control agreement.

In addition, upon a change in control (as defined in our 2005 Equity and Incentive Plan) the restrictions, limitations, and conditions applicable to outstanding restricted stock, stock options, and other plan-based awards will lapse, any performance goals will be deemed to be fully achieved, and the awards will become fully vested and exercisable.

Assuming a change in control had occurred on December 31, 2008, with a transaction price equal to the closing price for our stock ($49.16 per share) on the NYSE as of such date, each of the named executive officers would have been entitled to receive the following estimated severance benefits upon a qualifying termination of his employment on such date:

Name	Severance Amount(1) ($)	Defined Benefit Pension Plan Enhance- ment(2) ($)	Retirement Savings Plan Enhance- ment(3) ($)	Early Vesting of Restricted Stock(4) ($)	Early Vesting of Stock Options(5) ($)	Other Change in Control Benefits(6) ($)	Estimated Excise Tax Gross Up(7) ($)	Total ($)
Stephen R. Wilson	5,400,000	—	243,000	3,611,785	1,784,027	74,405	2,431,121	13,544,338
Anthony J. Nocchiero(8)	1,200,000	—	67,500	358,868	70,848	26,571	533,968	2,257,755
David J. Pruett(9)	992,000	—	57,600	442,932	210,546	47,028	—	1,750,106
Douglas C. Barnard	1,072,000	—	69,792	496,024	219,712	56,676	—	1,914,204
Philipp P. Koch	826,500	94,197	51,300	346,086	169,350	26,232	—	1,513,665
Monty R. Summa(10)	960,000	93,800	54,000	359,851	162,484	46,852	—	1,676,987

(1)
This amount represents a cash payment to the named executive officer equal to two times (or, in the case of Mr. Wilson, three times) the sum of his base salary and target annual incentive payment.

(2)
This amount represents the present value of two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit for the named executive officer under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan. As of December 31, 2008, Mr. Wilson had already qualified for the maximum combined annual pension benefit of $400,000 per year under our defined benefit pension plans. Messrs. Nocchiero, Pruett, and Barnard are ineligible for these enhanced defined benefit pension benefits since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

(3)
This amount represents a cash payment to the named executive officer equal to the contributions that we would have made on his behalf for a period of two years (or, in the case of Mr. Wilson, three years) under our Thrift Savings Plan and the related amounts we would have credited to his account balance under our Supplemental Benefit and Deferral Plan. For Mr. Barnard, who was not fully vested in his benefits under these plans as of December 31, 2008, this amount also includes a cash payment equal to his unvested benefits.

(4)
This amount represents the value attributable to the accelerated vesting of outstanding restricted stock awards held by the named executive officer, which is deemed to equal the market value on December 31, 2008 of the restricted stock that would otherwise have been unvested as of such date.

(5)
This amount represents the value attributable to the accelerated vesting of outstanding stock option awards held by the named executive officer, which is deemed to equal, for each stock option that would otherwise have been unvested as of such date, the amount by which (x) the aggregate market value on December 31, 2008 of the underlying stock exceeded (y) the aggregate exercise price of the stock option.

(6)
This amount represents the present value of the continuation of certain welfare benefits for the named executive officer for a period of two years (or, in the case of Mr. Wilson, three years) and the value of outplacement services for the named executive officer for a period of up to two years.

(7)
This amount represents an excise tax gross-up payment for the named executive officer such that, after payment by him of all taxes, including any excise tax imposed upon the gross-up payment, he will receive the net after-tax benefit he would have received had the excise tax not been imposed under Section 4999.

(8)
Mr. Nocchiero joined us on April 27, 2007.

(9)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(10)
Mr. Summa retired on December 31, 2008.

DIRECTOR COMPENSATION

The following table sets forth cash and non-cash compensation with respect to the year ended December 31, 2008 for our non-employee directors. Mr. Wilson receives no additional compensation for his service as a director or as the chairman of our board of directors.

Name	Fees Earned or Paid in Cash(1) ($)	Dividends on Restricted Stock ($)	Stock Awards(2) ($)	Total ($)
Robert C. Arzbaecher	62,700	304	64,378	127,382
Wallace W. Creek	66,450	304	64,378	131,132
William Davisson	48,500	304	64,378	113,182
Stephen A. Furbacher(3)	61,425	254	70,884	132,563
David R. Harvey	72,700	304	64,378	137,382
John D. Johnson	47,000	304	64,378	111,682
Edward A. Schmitt	61,425	304	64,378	126,107

(1)
Amounts in this column represent fees that our non-employee directors earned during 2008 with respect to their annual cash retainers and meeting fees. Additional information with respect to these fees is set forth below under the headings "Annual Cash Retainer" and "Meeting Fees."

(2)
Amounts in this column represent the annual compensation expense for 2008 computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock awards we granted to our non-employee directors on May 9, 2007 and May 13, 2008 (in the case of Messrs. Arzbaecher, Creek, Davisson, Harvey, Johnson, and Schmitt) and on July 24, 2007 and May 13, 2008 (in the case of Mr. Furbacher) pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. Additional information with respect to these restricted stock awards is set forth below under the heading "Annual Restricted Stock Grant."

(3)
Mr. Furbacher became a director on July 17, 2007.

Annual Cash Retainer

Each non-employee director receives, upon joining the board, a cash retainer of $40,000, payable in advance. Thereafter, each continuing non-employee director receives an annual cash retainer of $40,000, payable in advance on the date of each annual meeting of the stockholders. The chairman of the audit committee and the lead independent director also receive an additional annual cash retainer of $10,000 each, which is paid in the same manner.

Annual Restricted Stock Grant

Each non-employee director receives, upon joining the board, a restricted stock grant with a fair market value of $65,000. Thereafter, each continuing non-employee director will receive an annual restricted stock grant with a fair market value of $65,000 on the date of each annual meeting of the stockholders. Assuming continuing service as a non-employee director, all shares of restricted stock will vest on the earlier of (x) the date of the first annual meeting of the stockholders following the date of grant or (y) the first anniversary of the date of grant.

Meeting Fees

Each director receives $1,500 for each board meeting attended in person (or $500 per meeting for participation via conference call). Each board committee member receives $1,250 for each committee meeting attended in person (or $425 per meeting for participation via conference call).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pre-IPO Owners

CHS Inc. and GROWMARK, Inc. were two of our pre-IPO owners. John D. Johnson, the president and chief executive officer of CHS, and William Davisson, the chief executive officer of GROWMARK, are members of our board of directors. As discussed below under the headings "Product Sales" and "Supply Contracts," CHS and GROWMARK purchase substantial quantities of fertilizers from us.

Product Sales

CHS Inc. and GROWMARK, Inc. purchased substantial quantities of fertilizers from us in 2008, as shown in the following table.

Customer	Net Sales (in millions)	Percent of Total Net Sales
CHS Inc.	$796.4	20%
GROWMARK, Inc.	377.2	10%

	$1,173.6	30%

In addition to purchasing fertilizer from us, CHS and GROWMARK also contracted with us to store fertilizer products at certain of our warehouses. In connection with these storage arrangements, we recognized approximately $0.7 million from CHS and $0.4 million from GROWMARK in 2008.

Supply Contracts

In connection with our initial public offering, we entered into multi-year supply contracts with CHS Inc. (as the successor in interest to the original party, Agriliance, LLC) and GROWMARK, Inc. relating to purchases of fertilizer products. Effective July 1, 2008, we entered into a new multi-year supply contract with GROWMARK.

Each contract specifies a sales target volume and a requirement volume for the first contract year. The requirement volume is a percentage of the sales target volume and represents the volume of fertilizer that we are obligated to sell and the customer is obligated to purchase during the first contract year. Thereafter, the sales target volume is subject to yearly adjustment by mutual agreement or, failing such agreement, to an amount specified by us which, under the contract with CHS, is not less than 95% nor more than 100% of the prior year's sales target volume and, under the contract with GROWMARK, is not more than 105% of the prior year's sales target volume. The requirement volume in the contracts is also subject to yearly adjustment to an amount specified by the customer which is not less than 65% nor more than 100% of the then applicable sales target volume. The contracts also contain reciprocal "meet or release" provisions pursuant to which each party must provide the other party with notice and the opportunity to match a transaction with a third party if such a transaction would impact the party's willingness or ability to supply or purchase, as the case may be, the then applicable sales target volume. The "meet or release" provisions may not, however, reduce the requirements volume.

The prices for product sold under the supply contracts will vary depending on the type of sale selected by the customer. The customer may select (i) cash sales at prices that are published in our weekly cash price list, (ii) index sales at a published index price, (iii) forward pricing sales under our forward pricing program, and (iv) sales negotiated between the parties. The supply contracts also provide for performance incentives based on (i) the percentage of the sales target volume actually purchased, (ii) the timing of purchases under our forward pricing program, (iii) the amount of purchases under our forward pricing program, (iv) specifying a requirement volume in excess of the then applicable minimum requirement volume, and (v) in the case of the CHS Contract only, quantity discounts for overall volume.

We have agreed with CHS and GROWMARK that the prices they are charged for cash sales, index sales, and forward pricing sales will be the same prices we charge all of our similarly situated customers and that the performance incentives offered to them will be equal to the highest comparable incentives offered to other requirement contract customers. We believe the performance incentives offered under these supply contracts are consistent with the incentives offered to similarly situated customers in our industry in transactions between unaffiliated parties.

The contract with CHS also provides CHS with a right of first offer for the purchase of certain of our storage and terminal facilities.

The initial term of the contract with CHS lasts until June 30, 2010 and until June 30, 2013 for the contract with GROWMARK. The term for each contract will be extended automatically for successive one-year periods unless a termination notice is given by either party.

Net Operating Loss Carryforwards

In connection with the IPO and related reorganization, we entered into a net operating loss agreement with CF Industries, Inc.'s pre-IPO owners, including CHS Inc. and GROWMARK, Inc., relating to the future treatment of the pre-IPO NOLs. Under the NOL agreement, if it is finally determined that CF Industries, Inc.'s pre-IPO net operating loss carryforwards can be utilized subsequent to the IPO, we will pay to CF Industries, Inc.'s pre-IPO owners an amount equal to the resulting federal and state income taxes actually saved. These payments, if any, will be made only after it has been finally determined that utilization of the pre-IPO NOLs has provided us with actual tax savings. The NOL agreement does not require that we operate in a way that maximizes our use of the pre-IPO NOLs. Costs incurred after completion of our IPO in pursuing a determination regarding the usability of these pre-IPO NOLs will be borne by CF Industries, Inc.'s pre-IPO owners.

Canadian Fertilizers Limited

GROWMARK, Inc. owns 9% of the outstanding common stock of Canadian Fertilizers Limited ("CFL"), our Canadian joint venture, and elects one director to the CFL board.

QuickLinks

  Exhibit (e)(1)
Excerpts from CF Industries Holdings, Inc.'s Definitive Proxy Statement on Schedule 14A, relating to the 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 16, 2009
  EXECUTIVE COMPENSATION
  DIRECTOR COMPENSATION
  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS